One Williams Center
Tulsa, Oklahoma 74172-0172
December 14, 2007
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Williams Pipeline Partners L.P.
Registration Statement on Form S-1
Amendment No. 2
Filed December 14, 2007
File No. 333-146015
Dear Mr. Owings:
     Set forth below are the responses of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2007, with respect to the review of the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on September 12, 2007, File No. 333-146015, and as amended on October 29, 2007 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
     We have filed today through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
Summary, page 1
1.	We note your response to comment 6 in our letter dated October 11, 2007. Specifically, we note your belief “that it is helpful to explain to investors what the various references to [you] mean throughout the document.” Nevertheless, please explain to investors what the various references to you mean without using defined terms.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
December 14, 2007

     Response:
     We have revised our disclosure to eliminate these definitions on page 1 of the prospectus. We believe the prospectus clearly reflects the use of the terms previously included as defined terms.
2.	We note your response to comment 7 in our letter dated October 11, 2007. Your Summary section is still too long and repeats much of the information fully discussed in the body of your document. Again, the Summary is only intended to provide a brief snapshot of the offering.
     Response:
     We have revised our disclosure in this section of the Registration Statement to address this comment. We have eliminated the descriptions of the Partnership’s Business Strategies and Competitive Strengths. In addition, we have eliminated several of the paragraphs from our discussion of Conflicts of Interest and Fiduciary Duties. We respectfully submit that we believe any further reductions in the Summary Section would result in a misleading or incomplete outline of the key terms of our offering. Please see the revised disclosure on pages 3, 4 and 5 of Amendment No. 2.
Risk Factors, page 17
3.	We note your response to comment 8 in our letter dated October 11, 2007. In your first full risk factor on page 21, please discuss whether there is a current, material risk to you that, upon expiration of the primary terms of existing transportation and storage contracts, your general partner will not be able to extend contracts with existing customers or obtain replacement contracts at favorable rates or on a long-term basis.
     Response:
     We have revised our disclosure in the risk factor on page 21 to indicate that the risk of replacing customer contracts upon expiration of primary terms is not an immediate risk in that Northwest has no material contracts that will terminate in 2008. However, because the magnitude of the risk is significant (even if not immediate), we believe that it is important to advise potential investors that Northwest may not be able to extend the contracts upon expiration.
Northwest’s debt agreements impose restrictions on it that may adversely. . . . page 25
4.	We note your response to comment 10 in our letter dated October 11, 2007. However, you continue to state that The Williams Companies, Inc. has a credit agreement, to which Northwest Pipeline Corporation is a party, that contains

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
December 14, 2007

covenants restricting or limiting Northwest’s ability to create liens supporting indebtedness, sell assets, make certain distributions, and incur additional debt. However, in the next risk factor, you state that Northwest is not prohibited from incurring indebtedness. Please revise or advise.
     Response:
     We have further revised our disclosure on page 25 of Amendment No. 2 to address this comment.
Assumptions and Considerations, page 53
5.	We note your response to comment 17 in our letter dated October 11, 2007. Please tell us how you have revised your disclosures under this heading to comply with our comment. For example, your disclosures still suggest that you expect actual operating revenues to be $419.8 million. If $419.8 million is actually the minimum level of revenues required to fund your minimum distribution, you should revise your disclosures accordingly.
     Response:
     We have further revised our disclosure on page 52 of Amendment No. 2 to address this comment. We have added disclosure explaining that in order for the Partnership to receive from Northwest the minimum cash necessary to pay the minimum quarterly distributions on the common and subordinated units and the related distribution on the 2% general partner interest and to provide the partnership with a cash reserve of approximately $1.9 million, Northwest’s minimum revenue for the twelve months ending December 31, 2008 will need to be approximately $419.8 million.
Management’s Discussion and Analysis of Financial Condition and Results . . . . page 79
Factors That Impact Northwest’s Business, page 81
6.	We note your response to comment 19 in our letter dated October 11, 2007. In this section, you describe the key factors that impact your business, including the supply and demand for natural gas in your markets, your customers’ requirements, and government regulations. Please discuss the known material trends, demands, commitments, events, or uncertainties of these factors that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, income, or results in your liquidity decreasing or increasing in any material way. For example, you state that you monitor your market areas for both short-term and long-term shifts in natural gas supply and demand. Please discuss the short-term and long-term trends in

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
December 14, 2007

natural gas supply and demand that are known to you, how they will impact you, and how you will respond to them.
     Response:
     We have revised our disclosure on page 80 of Amendment No. 2 to address this comment.
Industry Overview, page 97
7.	We note your response to comment 25 in our letter dated October 11, 2007. Please disclose the web address that you provided in your response in your document.
     Response: We have revised our disclosure on pages 95, 96, and 97 of Amendment No. 2 to address this comment.
Business Strategies, page 101
8.	We note your response to comment 27 in our letter dated October 11, 2007. You state that other than the natural gas transportation projects described currently, you have no additional development projects sufficiently near fruition to warrant disclosure. Therefore, please disclose this in your document.
     Response:
     We have revised our disclosure on page 98 of Amendment No. 2 to address this comment.
9.	We note your response to comment 29 in our letter dated October 11, 2007. Please disclose how Northwest Pipeline Corporation’s pipeline system and related storage facilities “have been well maintained” and how its approach to maintenance spending and integrity testing is “pro-active.”
     Response:
     We have revised our disclosure on page 99 of Amendment No. 2 to address this comment.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
December 14, 2007

Parachute Lateral, page 108
10.	We note your responses to comments 33 and 38 in our letter dated October 11, 2007. Please include those responses in appropriate locations in your document.
     Response:
     We have revised our disclosure on pages 106 and 123 of Amendment No. 2 to address this comment.
Financial Statements, page F-1
Williams Pipeline Partners L.P. Unaudited Pro Forma Statements of Income, page F-3
11.	We note your response to comment 39 in our letter dated October 11, 2007. Please apply your SAB Topic 1:B:3 pro forma per share calculations to only your post-adjusted annual and interim columns. Also, please limit presentation of these pro forma per share figures to your pro forma financial statement footnotes.
     Response:
     We have revised our disclosure on pages 12, 73, F-3 and F-7 of Amendment No. 2 to address this comment. As requested, we have applied the SAB Topic 1:B:3 pro forma earnings per share calculation only to the post adjusted pro forma annual and interim columns and have limited the presentation of these pro forma earnings per share amounts to the footnotes to the pro forma financial statements.
* * * * * *

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
December 14, 2007

     Please direct any questions that you may have with respect to the foregoing, the Registration Statement or Amendment No. 2 to Lucy Schlauch at Holland & Hart LLP who may be reached at (303) 295-8493.
Very truly yours,
Williams Pipeline Partners L.P.
By: Williams Pipeline GP LLC
Its: General Partner

By:	/s/ Donald R. Chappel
Donald R. Chappel
Its: Chief Financial Officer

Enclosures

cc:	John Fieldsend, Securities and Exchange Commission
Peggy Kim, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission
William Choi, Securities and Exchange Commission
James J. Bender, The Williams Companies, Inc.
Richard M. Carson, The Williams Companies, Inc.
Lucy Schlauch, Holland & Hart LLP
William Cooper, Andrews Kurth LLP
Dan Fleckman, Vinson & Elkins L.L.P.